UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Top Ships, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y305

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

Copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,899,568, shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,899,568 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,568 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 6 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,899,568 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,899,568 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,568 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 6 pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on May 12, 2008 and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on May 23, 2008 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraph:

On November 17, 2008, the Issuer announced that its Annual Meeting of Shareholders (the “Annual Meeting”) would take place on December 18, 2008 and set November 12, 2008 as the record date for the Annual Meeting. In light of the substantial number of shares of common stock that the Issuer has issued to persons whom the Reporting Persons believe would be strongly supportive of the Issuer’s management, the Reporting Persons have determined that it is highly unlikely that any of its nominees would be elected to the Board and therefore have determined not to make any nominations at the Annual Meeting.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2008

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 5 of 6 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: December 8, 2008

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 6 of 6 pages